EXHIBIT 19
Standard Operating Procedure
BMS-SOP-5k: Securities Trading

PURPOSE
To provide the Bristol-Myers Squibb Company (BMS) principles and expectations to prevent the illegal trading of Securities based on Material Non-Public Information (or “Insider Trading”) and other restrictions on trading of Securities.

SCOPE
In scope
This SOP applies to all directors, officers and employees of BMS and its subsidiaries. BMS may also determine that other persons should be subject to this SOP, such as contractors or consultants (“Non-BMS Entities”). who have access to Material Non-Public Information. This SOP also applies to family members, other members of a person’s household and entities controlled by a person covered by this SOP, as described below.

Transactions by Family Members and Others

This SOP applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Securities (collectively referred to as “Family Members”). You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they trade in Securities, and you should treat all such transactions for the purposes of this SOP and applicable securities laws as if the transactions were for your own account. This SOP does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

Transactions by Entities That You Influence or Control

This SOP applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”), and transactions by these Controlled Entities should be treated for the purposes of this SOP and applicable securities laws as if they were for your own account.

The restrictions noted in this SOP will continue to apply in certain instances after employment or the Non-BMS Entity arrangement with BMS is terminated. For example, if you become aware of any Material Non-Public Information prior to your departure, you are restricted from trading in the Company’s shares until such information is publicly disclosed. Additionally, if you are an Executive Officer, you are still subject to the Securities and Exchange Commission’s: (A) Form 144 electronic filing requirements for up to ninety (90) days after your departure, and (B) Section 16 short-swing profit rules for up to six (6) months from your departure. Any company blackout period (quarterly or special) you are subject to will automatically be removed from your Fidelity account within approximately seven (7) days after your departure. Please reach out to the Law Department if you have any questions on these items.

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Note: Defined terms are capitalized and appear in BOLD. Definitions can be found near the end of the document.

GUIDING PRINCIPLES
Principle 1: No Insider Trading
BMS prohibits trading in the Securities of any company, including BMS, while in possession of Material Non-Public information about such company, as well as passing on Material Non-Public information to others who trade on that information. Both of these activities constitute illegal “Insider Trading,” regardless of where they occur. BMS restricts other types of Securities trading in order to reduce potential risk to BMS and its employees.
Requirements

1.Individuals who are aware of Material Non-Public Information relating to BMS or another company (such as a customer, vendor, supplier, other business partner, potential business partner, or potential acquisition target) must not:
4.1.Buy or sell Securities of BMS or the other company; or
4.2.Engage in any other action to take advantage of, or to pass on to others (“tipping”), that Material Non-Public Information.
2.Material Non-Public Information must never be passed or “tipped” to third parties, other employees, consultants, outside advisors or others who do not need to know the information. This includes communications in Internet chat rooms, message boards, blogs and any other social media.
3.Individuals must not transfer funds into or out of the stock fund of the BMS Savings and Investment Program or other 401K plan while in the possession of Material Non-Public Information relating to BMS.
4.Individuals who are unsure whether certain information is Material Non-Public Information must consult with the Law Department before engaging in any prohibited transactions.
4.1.Examples of information that is likely to be considered Material Non-Public Information include:
a.Earnings information or projections
b.Receipt or loss of a significant contract
c.Changes in dividend policies or the declaration of a stock split
d.Significant mergers, acquisitions, alliances or divestitures
e.Significant new products or product development milestones (such as major clinical trial results or FDA approvals or other actions)
f.The initiation or termination of a material litigation matter or government investigation
g.Any other information which could result in substantial market share and/or revenue gains or losses
5.In addition to potential civil and criminal liability, individuals who violate the Principles of Integrity and/or this SOP may be subject to disciplinary action up to and including termination of employment.
5.1.Pre-Clearance of Stock Transactions
a.All members of the BMS Board of Directors and all BMS Executive Officers must obtain pre-clearance from the Law Department at least two (2) business days prior to making any sale, purchase, stock option exercise, gift, or other transaction in BMS Securities.
b.Pre-cleared transactions must be completed within five (5) trading days of approval, or a new pre-clearance request must be submitted.
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5.2.Blackout Periods
a.BMS may restrict individuals or groups of individuals from trading in BMS Securities during certain periods, known as “blackout periods,” based on Material Non-Public Information.
b.Quarterly Blackout Periods: Covered Persons may not conduct any transactions involving BMS Securities (other than as specified by this SOP), during a “Blackout Period” beginning fourteen (14) calendar days prior to the end of each fiscal quarter and ending after the close of trading on the first full trading day following the date of the public release of BMS’s earnings results for that quarter. In other words,
i.For example, Covered Persons who have information about BMS earnings results before they are released may only conduct transactions in BMS Securities during the “Window Period” beginning after the close of trading on the first full trading day following the public release of BMS’s quarterly earnings and ending fourteen (14) calendar days prior to the close of the next fiscal quarter.
c.Event-Specific Blackout Periods: From time to time, an event may occur that is material to BMS and is known by only a few directors, officers and/or employees, such as a cybersecurity incident, significant business development transaction or a significant new products or product development milestones. So long as the event remains material and non-public, the persons designated by the General Counsel, or their designee may not trade BMS Securities. In addition, BMS’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the General Counsel or their designee, designated persons should refrain from trading in BMS Securities even sooner than the typical Blackout Period described above. In that situation, the General Counsel or their designee may notify these persons that they should not trade in BMS’s Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to BMS as a whole and should not be communicated to any other person. Even if the General Counsel or their designee has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of Material Non-Public Information.
d.Exceptions: The quarterly trading restrictions and event-specific trading restrictions do not apply to those transactions to which this SOP does not apply, as described below under the headings “Transactions Under Company Plans” and “Transactions Not Involving a Purchase or Sale.” Further, the requirement for pre-clearance, the quarterly trading restrictions and event-specific trading restrictions do not apply to transactions conducted pursuant to approved Rule 10b5-1 plans, described under the heading “Rule 10b5-1 Trading Plans.”
5.3.Restricted Company Securities
a.BMS prohibits trading in the Securities of any Restricted Company. The Law Department maintains a list of Restricted Companies that is updated on a quarterly basis. This is also included on the Company’s internal policy website.
i.These restrictions apply to any trust, partnership, or other entity in which the individual has or shares control, as well as to family members and others living in an employee’s home.
b.Individuals who own Securities of a company that becomes a Restricted Company may hold the Restricted Company’s Securities or submit a request to the Law Department for the approval to sell the Restricted Company’s Securities.
i.If the request is approved, the Restricted Company’s Securities must be sold within five (5) trading days after the date of such approval.
c.The Law Department must be consulted prior to trading in Securities of a company if there is a question as to whether the company potentially qualifies as a Restricted Company.
5.4.Options and Other Hedging Transactions
a.Individuals must not engage in any transaction that may profit from short-term speculative swings in the value of BMS Securities, including:
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i."Short sales" (selling borrowed Securities which the seller hopes can be purchased at a lower price in the future);
ii."Short sales against the box" (selling owned, but not delivered Securities);
iii."Put" and "call" options (publicly available rights to sell or buy Securities within a certain period of time at a specified price or the like); or
iv.Hedging transactions, such as zero-cost dollars and forward sale contracts.
5.5.Rule 10b5-1 Trading Plans
a.Individuals must not enter into trading plans under Rule 10b5-1 of the U.S. Securities laws (“10b5-1 plans”) relating to BMS Securities.
i.An exception may be granted under certain limited circumstances that take into account retirement eligibility, the fair market value of the individual’s holdings in BMS Securities and whether the individual is subject to any blackout periods, among other considerations.
ii.Any person who wishes to enter into a 10b5-1 plan or amend an existing 10b5-1 plan must submit a request for approval to the General Counsel or their designee at least five (5) business days prior to the proposed execution of a 10b5-1 plan or amendment of the existing 10b5-1 plan. Any member of the BMS Board of Directors and any BMS Executive Officer entering into a new 10b5-1 plan or amending an existing 10b5-1 plan will be required to certify that (1) they are not in possession of Material Non-Public Information and (2) they are entering into the 10b5-1 plan or amending the 10b5-1 plan in good faith.
iii.If approved, self-executing trades during Blackout Periods pursuant to a pre-approved 10b5-1 plan would not violate this SOP.
iv.All 10b5-1 plans and amendments to 10b5-1 plans must meet applicable legal and other requirements, including mandatory “cooling-off” periods, which restrict when trading under the plans may begin. Any person who wishes to enter into a 10b5-1 plan or amend an existing 10b5-1 plan should request BMS’s guidelines for 10b5-1 plans from the General Counsel or their designee for more information.
5.6.Margin Accounts and Pledges
a.Individuals must not hold BMS Securities in a margin account or pledge BMS Securities as collateral for a loan.
i.An exception may be granted when a person wishes to pledge BMS Securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged Securities.
ii.Any person who wishes to pledge BMS Securities as collateral for a loan must submit a request for approval to the Law Department at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

5.7.Transactions under Company Plans
This SOP does not apply in the case of the following transactions, except as specifically noted:
a.Stock Option Exercises: This SOP does not apply to the exercise of an employee stock option acquired pursuant to BMS’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have BMS withhold shares subject to an option to satisfy tax withholding requirements. This SOP does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.
b.Restricted Stock Awards: This SOP does not apply to the vesting of restricted stock, or the exercise of a tax withholding right pursuant to which you elect to have BMS withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The SOP does apply, however, to any market sale of restricted stock.
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c.401(k) Plan: This SOP does not apply to purchases of BMS Securities in BMS’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This SOP does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to BMS stock fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the BMS stock fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your BMS stock fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the BMS stock fund.
d.Dividend Reinvestment Plan: This SOP does not apply to purchases of BMS Securities under BMS’s dividend reinvestment plan resulting from your reinvestment of dividends paid on BMS Securities. This SOP does apply, however, to voluntary purchases of BMS Securities resulting from additional contributions you choose to make to the dividend reinvestment plan, and to your election to participate in the plan or increase your level of participation in the plan. This SOP also applies to your sale of any BMS Securities purchased pursuant to the plan.

5.8.Transactions Not Involving a Purchase or Sale
a.Bona fide gifts are not transactions subject to this SOP, unless the person making the gift has reason to believe that the recipient intends to sell BMS Securities while the officer, employee or director is aware of Material Non-Public Information, or the person making the gift is subject to the trading restrictions specified above under the headings “Pre-Clearance of Stock Transactions” and “Blackout Periods” and the sales by the recipient of BMS Securities occur during a Blackout Period.
b.Further, transactions in mutual funds that are invested in BMS Securities are not transactions subject to this SOP.

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DEFINITIONS

Defined term	Definition
Covered Person	All executives who are Vice President or higher and all employees who have been identified as having nonpublic information about the company’s earnings are subject to the quarterly stock trading restriction periods.
Executive Officer	Any executive of Bristol-Myers Squibb Company or its subsidiaries that is subject to the reporting requirements of Section 16 of the U.S. Securities Exchange Act of 1934.
Material Non-Public Information
Information that is:
(1) Material, i.e., a reasonable investor would consider the information important in making an investment decision or would view as having significantly altered the total mix of information available.  Common examples of material information includes, but are not limited to: earnings information or projections, receipt or loss of a significant contract, changes in dividend policies or the declaration of a stock split, mergers and acquisitions, significant new products or product development milestones (such as major clinical trial results or FDA approvals), and the initiation or termination of a material litigation matter or government investigation.
AND
(2) Non-public, i.e., the information has not been disseminated in a manner making it generally available to the public. Information may be made available to the public, for example, through disclosure in a company’s annual, quarterly or current reports filed with the SEC, inclusion in a broadly disseminated press release, or otherwise publicly disclosed as contemplated by SEC Regulation Fair Disclosure where investors or the public have not had a reasonable period of time to react to the information.

Restricted Company
Any company with a 30-day average total market capitalization at or below $5 billion within the pharmaceutical, biotechnological, medical device or medical diagnostic industries (or any related industries) that is a collaboration partner of BMS.
Restricted Company List

Securities	Broadly defined to include common and preferred stock, options, bonds, notes, warrants and other equity, debt and derivative instruments, security-based swaps.

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DOCUMENT HISTORY

Effective date	See Signature Manifestation Page	Version	2	Author	Lisa A. Atkins, Assistant General Counsel & Assistant Corporate Secretary, Corporate Governance & Securities
Description of changes
Document updated as part of the Company’s periodic review of SOPs, and to reflect recent changes to the Securities and Exchange Commission’s regulations. Among other things, the SOP was updated to:
• further refine the scope of individuals and entities covered by the SOP.
•expand the language in the “Pre-Clearance of Stock Transactions” and “Rule 10b5-1 Trading Plans” sections.
•include two new sections: “Transactions under Company Plan” and “Transactions Not Involving a Purchase or Sale.”
•Updated the Document History in Version 1 to correct the author and approver titles.

Approvers	Kimberly Jablonski, Senior Vice President and Corporate Secretary, Corporate Governance & Securities Sandra Leung, EVP & General Counsel

Effective date	30-MAR-2017	Version	1	Author	Lisa A. Atkins, Senior Counsel, Corporate Governance & Securities
Description of changes
First version. Converted to a principles-based procedural document, replacing BMS-CP-007, Securities Trading.
Approvers	Katherine Kelly, Vice President and Corporate Secretary, Corporate Governance & Securities Sandra Leung, EVP & General Counsel

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